                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                             CPC OF AMERICA, INC.
                (Name of Small Business Issuer in its charter)


              Nevada                                       11-3320709
----------------------------------------       ---------------------------------
   (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)



         1133 Fourth Street
             Suite 200
         Sarasota, Florida                                    34236
----------------------------------------       ---------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                    (ZIP CODE)


         ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE  941-906-9546
                                                         ------------


SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

           TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED


           None                                               N/A
----------------------------------------       ---------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                         Common Stock, $.0005 par value

--------------------------------------------------------------------------------
                               (TITLE OF CLASS)

     All share information in this Registration Statement has been adjusted to reflect the Company's 2-for-1 forward split of its outstanding shares of Common Stock effective as of June 17, 1998.

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development
--------------------

     CPC of America, Inc. (the "Company") was formed under the laws of the State of Nevada on April 11, 1996 and was established to operate in three primary health care areas. First, the Company intends to manufacture and distribute external counterpulsation devices for the treatment of coronary artery disease. The Company intends to provide counterpulsation treatment through Company-owned and joint-venture clinical facilities. Second, the Company intends to acquire existing management service organizations ("MSO"s) to provide management assistance and other services to specialty medical groups, including those in the cardiology field. Finally, the Company will enter into joint ventures with third-parties, called "co-sourcing" arrangements, to provide cardiology services and support to hospitals, health maintenance organizations ("HMO"s), preferred provider organizations ("PPO"s), and other physician groups. As of the date of this Registration Statement, the Company has completed design of a counterpulsation unit and has submitted this unit to the FDA for 510(k) premarket notification clearance. As of the date of this Registration Statement, the Company has not acquired any MSOs or established any cardiology co-sourcing relationships, however, and as described further below, the Company has recently
(i) entered into a letter of intent to acquire a MSO currently serving physician practices in two western states, and (ii) formed a joint venture which will provide managed health care and related practice management in the area of cardiology disease management.

     The Company's operations to date have consisted of the design and development of its counterpulsation unit and the raising of capital. Between March 1997 and February 1998, the Company conducted a private placement of units ("Units") of its securities, each Unit consisting of 20,000 shares of the Company's $.0005 par value common stock ("Common Stock") and common stock purchase warrants ("Unit Warrants") entitling its holders to purchase up to 40,000 shares of Common Stock at an exercise price of $1.75 per share. The Unit Warrants are exercisable at any time commencing on February 10, 1999 and expiring on December 31, 2000. All sales of Units in the private placement were made pursuant to Rule 504 under the Securities Act of 1933. In that offering, the Company sold 34 Units at a price of $29,000 per Unit for the gross proceeds of $986,000. Proceeds from the sale of the Units were applied towards the development of the Company's counterpulsation units and towards working capital.


     On August 14, 1998, the Company and Partner Provider Health, Inc. ("PPH"), a company engaged in the business of providing specialized support services to regional organizations of health care providers, organized a Delaware limited liability company under the name HeartMed, LLC ("HeartMed"). HeartMed has been organized to provide managed health care and related practice management in the area of cardiology disease management. PPH shall be the managing member of HeartMed. PPH and the Company will share in both the capitalization of HeartMed and its profits, losses and distributions on a 51/49% basis.

     On June 3, 1998, the Company entered into a Letter of Intent with CarePoint Network, Inc., a Utah corporation ("CarePoint"). Based in Salt Lake City, Utah, CarePoint is an MSO currently serving physician practices in two western states. Prior to the closing of its acquisition by the Company, CarePoint intends to acquire RGL Medical Services, LLC, a Utah limited liability corporation. Both of these companies provide MSO services including marketing and practice development, practice financial management, accounts receivable management, strategic business planning, office operations, purchasing and inventory control, transcriptions services, human resources management, education, training and seminars, radiology services and alliance and network development. Pursuant to the terms of the Letter of Intent, the Company shall acquire all of the issued and outstanding capital stock of CarePoint. The total purchase price for the capital stock of CarePoint shall be $3,140,000, which shall consist of $2,482,000 in cash and $658,000 worth of the Company's Common Stock. As of the date of this Registration Statement, the Company is seeking financing commitments sufficient to fund its required cash payment of $2,482,000, however there are no commitments as of the date of this Registration Statement and there can be no assurance that the Company will be able to obtain the necessary financing to close its acquisition of CarePoint.


     On June 17, 1998, the Company effected a two-for-one split of the outstanding shares of its Common Stock and, at the same time, effected a change in the par value of the Common Stock from $.001 per share to $.0005 per share. All share information set forth in this Registration Statement gives effect to the split and change in par value as of June 17, 1998.

     The Company has elected to voluntarily file this Registration Statement, and thereby subject itself to the periodic reporting requirement under the Securities Exchange Act of 1934 ("1934 Act"), in order to provide an adequate and continuous stream of information to those persons involved in the public trading of the Company's securities, including investors, stockbrokers, market analysts and financial advisers. In the event that the Company's periodic reporting obligations under the 1934 Act cease for any reason, the Company expects to continue to distribute to shareholders annual and quarterly reports, including annual audited consolidated financial statements, in forms substantially similar to those required under the 1934 Act.

     The Company's executive offices are located at 1133 Fourth Street, Suite 200, Sarasota, Florida 34236; telephone number (941) 906-9546.

Business of the Issuer
----------------------


GENERAL

     The Company intends to operate in three primary health care areas. First, the Company will manufacture and distribute external counterpulsation devices for the treatment of coronary artery disease. Counterpulsation is a non-invasive, atraumatic and non-toxic treatment of certain coronary disease states. This technique offers advantages over invasive treatment in terms of ease, risk and expense to the patient seeking relief from the symptoms of coronary artery narrowing. The Company initially intends to provide counterpulsation treatment through Company-owned and joint-venture clinical facilities.

     Second, the Company intends through the acquisition of existing MSOs, to establish MSOs that will provide a wide range of professional and administrative services, including accounts receivable systems and collections, negotiations of and participation under managed care contracts, financial services, including payroll, bonus and pension plan management and financial reporting, medical information management services, marketing and business development, and executive management and support. Each client of the MSO will be able to contract for any or all of these services. The Company's MSOs will also assist cardiology groups with purchasing, financing and upgrading equipment and other technical services. The Company will work with contracted facilities to audit and assess technology needs, uncover cost-reduction opportunities, consolidate overlapping service contracts, and craft and implement a multi-year strategic plan to anticipate changes in capital requirements.

     Third, the Company will enter into joint ventures with third-parties, called "co-sourcing" arrangements, to provide cardiology services and support to hospitals, HMOs, PPOs, and other physician groups. A typical cardiology co-sourcing arrangement will partner the professional assistance of the Company or a related MSO with third-party technological and equipment resources to offer clients a complete array of cardiology services. The Company believes that through these co-sourcing arrangements, the Company can supply hospitals and other medical service providers with more efficient and cost-effective cardiology services.

BACKGROUND

     Coronary Artery Disease and Treatment

     Coronary artery disease is the most common cause of death in industrial nations. The coronary arteries serve the heart with oxygen and other nutrients. The progressive narrowing of these coronary arteries by increasing layers of fatty atherosclerotic plaque leads to heart attacks, brain failure and eventually death. It is estimated that coronary artery disease causes 700,000 deaths per year in the United States, approximately one-third of all mortality. The cost of coronary disease is great in terms of treatment expense, loss of earnings and productivity and incalculable in terms of pain, suffering and limited lifestyles.

     Over 1.5 million people in the United States each year now undergo invasive intravascular analysis for coronary artery narrowing by the technique of angiography or through artery bypass surgery. Coronary angioplasty is an invasive process whereby a small balloon attached to a catheter is inserted into a clogged artery. The balloon is then inflated to compress plaque and to open the narrowed artery. The estimated cost per successfully-treated patient using the angioplasty method approaches $16,000 and many patients fail multiple attempts at angioplasty. Coronary artery bypass surgery involves supplementing the original arteries on the surface of the heart with additional conduits, or bypasses, which carry the blood around areas of blockage or narrowing. These bypasses or detours are frequently created by using veins harvested from the patient's leg or arteries harvested from the chest wall. This invasive procedure requires more lengthy hospitalization than angioplasty, carries a higher risk of complications, and can cost up to $50,000 per patient. Many bypass conduits close in the years following surgery requiring a return to medications, angioplasty, or repeat bypass attempts. There were at least 450,000 bypasses performed in the United States in 1996.

     Counterpulsation Technology

     Counterpulsation is significantly less invasive than both angioplasty and artery bypass surgery and is designed to reduce the need for these more complicated and costly procedures. Counterpulsation involves the rhythmic inflation and deflation of sets of balloons or cuffs, wrapped around the muscles of the calves, thighs and buttocks. Inflation and deflation occurs in a sequential manner, progressing from the calves to the lower and upper thighs and then to the buttocks. The sequence of cuff inflation and deflation compresses the vascular beds and is timed to the beating of the patient's own heart through synchronization with the patient's electrocardiogram, so that increased blood flow and pressure will reach the coronary vessels during diastole, at the time of lowest intracardiac resistance. Each deflation of the series of cuffs, which occurs just before the heart squeezes, reduces the pressure against which the heart must pump, allowing it to eject blood more efficiently and completely. Each inflation of the series of cuffs allows the circulation to receive an additional pressurized pulsation, which propels blood into the heart's own coronary arteries with increased efficiency and force during a time when the heart is normally resting between beats. The combination of increased ease of work during the contraction phase and increased blood flow during the relaxation phase of the cardiac cycle is designed to eliminate or reduce angina.

     Patients are typically treated with counterpulsation therapy during 35 one-hour outpatient visits or sessions, spanning four to seven weeks. During their treatments, the patients remain outside the hospital and are free to pursue work and other scheduled activities. Treatment success is observed by relief of symptoms, possible reduction in medication, increased exercise capacity on the treadmill, and elimination of areas of poor cardiac circulation. A course of counterpulsation treatments, with a total cost of $10,000 or less, compares favorably with the higher risk, expense, pain, and lost productivity time associated with the invasive angioplasty and coronary bypass procedures.

     A 1992 study by doctors at Stony Brook University in New York showed that external-counterpulsation eliminated or reduced angina in over 80% of patients studied. In that study, doctors tested the clinical efficacy and tolerability of external-counterpulsation in 18 patients with incapacitating chronic angina. In all patients, treatment with external-counterpulsation was associated with a substantial improvement in symptoms, with more than 80% reporting a complete absence of symptoms while performing their usual activities. In addition, Thalium-201 stress testing (performed for the same exercise duration before and after external-counterpulsation treatment) showed complete resolution of ischemic defects in 12 patients (67%), a decrease in the area of ischemia in two (11%), and no change in four (22%). Thus, 14 patients (78%) had a reduction in myocardial ischemia as assessed by Thalium-201 imaging. In addition, stress test results using a treadmill showed a significant increase in exercise duration following external-counterpulsation treatment. The Company had no involvement with the above-mentioned study.

     Three years following the initial study, data from 17 of the original 18 patients was studied, including 13 of the 14 patients who had previously shown a reduction in myocardial ischemia. One of these 13 patients suffered a myocardial infarction, and another underwent a revascularization procedure during the intervening period. Of the remaining 11 patients, all remained free of limiting angina.

     Management Service Organizations

     Health care in the United States historically has been delivered by a fragmented system of health care providers, including hospitals, individual physicians and small groups of specialists and primary care physicians. The American Medical Association reports that approximately 565,000 physicians are actively involved in patient care in the United States, with a growing number participating in multi-specialty or single-specialty groups. Expenditures directly attributable to physicians are estimated at $246 billion, and national health care spending has been estimated by the Health Care Financing Administration to be in excess of $1 trillion in 1995.

     The focus on cost containment has placed many sole medical practitioners, small to mid-sized physician groups and single specialty group practices at a significant disadvantage because they typically have high operating costs relative to revenue and little purchasing power with vendors of supplies. These physician practices often lack the capital to purchase new clinical equipment and technologies, such as information systems, necessary to enter into sophisticated risk sharing contracts with payors. Additionally, these physicians generally have neither formal ties with other providers nor the ability to offer coordinated care across a variety of specialties, thus reducing their ability to compete with larger medical care providers.

     Concerns over the cost of health care has resulted in the rapid growth of managed care in the past several years. As markets evolve from traditional fee-for-service medicine to managed care, HMOs and health care providers confront market pressures to provide high-quality health care in a cost-effective manner. Employer groups have begun to bargain collectively in an effort to reduce premiums and to bring about greater accountability of HMOs and providers with respect to accessibility, choice of providers, quality of care and other matters that are fundamental to consumer satisfaction.

     Given these changes in the health care systems, many payors and their intermediaries, including governmental entities and HMOs, are looking to outside providers of physician management services to develop and maintain quality outcome management programs and patient care data.

     Cardiology Co-Sourcing

     As a result of managed care and cost-containment programs, hospitals and other medical care providers that have turned to MSOs and outsourcing techniques frequently establish and maintain contracts with numerous service providers in order to purchase equipment and manage physicians, as well as for administrative and other non-medical support needs. However, the third-party manager or outsourcing firm's profitability is independent of the medical care provider; thus, conflict often occurs in this paradigm between managers and outsourcers who focus solely on practice profitability and care providers who must be responsive to the quality of care given to patients.

     In an effort to bridge the gap between the practice of medicine and the methods of cost-containment and efficiency, medical care providers have turned to a relationship called co-sourcing. In a typical cardiology co-sourcing arrangement, an MSO or other service provider creates a joint venture with a particular medical care facility, such as a hospital, clinic or private practice, which will provide cardiology care to the particular provider's patients. The joint venture will own and operate various aspects of the cardiology practice, depending on the level of the co-sourcing relationship. Professional co-sourcing requires the managing entity to be responsible for attracting, employing and retaining qualified cardiology physicians and professional support staff. In a technological co-sourcing relationship, the management entity owns, purchases, maintains and upgrades the cardiology lab equipment. A global co-sourcing arrangement combines both technical and professional assistance. Thus, the key element present in the co-sourcing relationship is cooperation between the care manager and the care provider and the sharing of both the overall responsibilities and results of the practice.

     The primary benefits of co-sourcing relationships are similar to those sought after by other traditional methods of medical cost-containment: to lessen the costs of providing medical care, to increase profitability of the care provider and to increase the quality of the care generally. By utilizing the MSOs resources, health care providers are able to lower operating costs and spread the cost of providing medical care to other parties. Depending on the co-sourcing relationship utilized, the practice could also reduce or eliminate the need for additional investments in fixed infrastructure and equipment, as well as additional personnel needed to perform administrative functions such as billing, payroll, accounts receivable collection and other similar tasks. The overall objective is to allocate limited practice resources to the related goals of providing quality medical care and generating additional practice revenues.

     However, the significant difference between co-sourcing and traditional outsourcing and other practice management systems is that the medical practice or hospital avoids the adversarial relationships that can develop between care providers and MSO's or equipment suppliers. Because the MSO and the practice share both the costs of and, where permitted by applicable law, the revenues generated from the practice, the success or failure of the entire venture is equally dependent upon the ability of the MSO and the practice to work together. Thus, both sides have an interest in cooperating with one another to ensure that the practice is efficient and quality-driven at the same time.

COUNTERPULSATION TECHNOLOGY MARKET (1)

     The target market for counterpulsation technology is vast. There are a reported 3.5 million people in the United States suffering from angina pectoris, with approximately another 500,000 diagnosed each year. Cardiovascular disease claimed 930,477 lives in 1990, representing 43% of all deaths. Approximately 7 million people are alive today who have a history of heart attack, angina pectoris or chest pain. This year, as many as 1,500,000 Americans are expected to have a heart attack, approximately 450,000 of which will die as a result of the heart attack. An estimated 450,000 coronary bypass procedures were performed in 1995. Of the current population of approximately 260 million people in the United States approximately 70 million people suffer from some form of cardiovascular disease.

PRODUCTS AND SERVICES

     Counterpulsation Technology

     The Company has designed and subject to FDA approval, intends to manufacture and market a counterpulsation device under the name CPCA 2000, as well as a mobile version of its counterpulsation device under the name CPCA 2000M. (See "Government Regulation and Supervision" for a more detailed discussion of the FDA approval process.) Distribution of the CPCA 2000 and CPCA 2000M will be conducted through joint ventures between the Company's sales groups and health care providers. In addition, joint-venture treatment centers will be organized and linked via an MSO which will provide central management services.

     Management Service Organizations

     The Company's goal is to position itself as a cardiology and specialty practice management company. The Company intends to assist medical care facilities in realizing immediate cost-savings and developing strategic technology plans. The Company will work with the administration of each medical center to audit and assess technology needs, uncover cost-reduction opportunities, consolidate overlapping service contracts, and craft and implement a multi-year strategic plan to anticipate changes in capital requirements. Through technology management services, the Company believes it will be able to determine a hospital's true cost of maintaining, servicing and acquiring clinical technology. This knowledge will lead to immediate cost-savings and the development of a "road map" for the future which can help facilities reduce operating expense budgets and accurately assess their current and future technology needs.


-------------------------------
(1) Statistics included herein are derived from information published by the American Heart Association and the American College of Cardiology.

     The Company's strategy is to acquire an existing MSO, using outside financing to fund the acquisition. The MSO will be designed to own, operate and/or manage the technical and professional aspects of a hospital's or practice's cardiology services. The MSO would manage various aspects of these services, including billing and accounts receivable, collection, managed care contracts, human resources and payroll services. The MSO would also provide pension and benefits expertise, equipment and technical expertise, information management and, if applicable, growth management and executive support. By rendering these support and management functions, the Company believes that it will enable physicians to spend a higher proportion of their time with patients, thereby improving patient care and enhancing revenue.

     Although the Company's strategy is to acquire an existing MSO, there can be no assurances that the Company will be able to find a suitable candidate for acquisition. The Company intends to seek financing for the acquisitions of MSO from both private and institutional investors and lenders. The Company currently has no commitments from any investors or lenders for the provision of acquisition financing and there can be no assurance that the Company will be able to obtain acquisition financing in the future as the need arises.

     The Company has entered into a Letter of Intent with CarePoint Network, Inc., a Utah corporation ("CarePoint"). CarePoint is an existing MSO with operations in two western states with slated expansion into three additional western states. Prior to the closing of its acquisition by the Company, CarePoint intends to acquire RGL Medical Services, LLC, a Utah limited liability corporation. Both these companies provide MSO services including marketing and practice development, practice financial management, accounts receivable management, strategic business planning, office operations, purchasing and inventory control, transcriptions services, human resources management, education, training and seminars, radiology services and alliance and network development. Under the terms of the Letter of Intent, the Company will acquire all of the capital stock of CarePoint in return for the Company's payment of $3,140,000, which shall consist of $2,482,000 in cash and $658,000 worth of the Company's Common Stock. As of the date of this Registration Statement, the Company is seeking financing commitments sufficient to fund its required cash payment of $2,482,000, however there are no commitments as of the date of this Registration Statement and there can be no assurance that the Company will be able to obtain the necessary financing to close its acquisition of CarePoint.


     Cardiology Co-Sourcing

     The Company's initial strategy is to seek only professional co-sourcing relationships through joint ventures with existing health care providers. In establishing these relationships, the Company anticipates creating joint ventures with hospitals, HMOs, PPOs or other care providers which offer or seek to offer cardiology care and related services. The Company and the care providers will divide the cost of establishing and/or maintaining a location, professional and support staff, billing services and other functions as may be agreed upon by the parties. In return, where permitted by applicable law, the Company will receive a portion of the care provider's revenue from cardiology services. The Company's co-sourcing venture may elect to utilize the resources of the Company's MSO subsidiary to assist the hospital or practice in meeting its professional and administrative needs.

     On August 14, 1998, the Company and Partner Provider Health Inc. ("PPH"), a national specialty care carve-out company that helps HMOs and other managed care organizations deliver cost effective health care, organized a Delaware limited liability company under the name HeartMed, LLC ("HeartMed"). HeartMed has been organized to provide coronary disease management through cost efficient clinical pathways in managed care populations. PPH will be the Managing Member of HeartMed and will have exclusive control over its day-to-day operations. The Company will be primarily responsible for clinical protocols advisement and product development support. PPH and HeartMed have entered into a Management Service Agreement ("MSA") pursuant to which PPH will be responsible for managing and administering HeartMed's non-medical business operations including HeartMed's network development, product development, marketing and sales, managed care contracting, claims processing and customer service, medical management and risk management, and accounting. As compensation for PPH's services under the MSA, PPH shall receive fifteen percent (15%) of the gross receipt from all of HeartMed's risk and non-risk payor contracts. HeartMed intends to commence marketing of it carve-out services to HMOs and other payers in Florida by the fall of this year. PPH and the Company will share in both the capitalization of HeartMed as well as in its profits, losses and distributions on a 51/49 basis.

MARKETING AND DISTRIBUTION

     The Company intends to engage third parties, through original equipment manufacturing ("OEM") relationships, to manufacture the CPCA 2000 and the CPCA 2000M under the Company's own label. The Company intends to commence marketing and distribution of its counterpulsation unit by establishing relationships with key providers and referring physicians across the nation, in geographically strategic locations. Potential joint venture partners would include selected community and university hospitals, private practice cardiology groups, managed care organizations including HMOs, diagnostic imaging centers, cardiac rehabilitation centers, and preventive cardiology centers.

     Distribution and marketing of the units will be accomplished through joint ventures between the Company's sales groups and clinics and institutions that will be purchasing its units. The Company's strategy is to sell one or more of its counterpulsation units to physicians, clinics and hospitals, with the Company receiving revenues from the proceeds of the sale as well as from licensing fees. The Company anticipates that it will need to employ approximately 10 full-time employees to develop and enhance the Company's sales, marketing and distribution efforts. The Company intends to grow its distributorship network through:

     .    Major cardiology groups
     .    HMO groups
     .    Major payor groups and insurance companies
     .    Other existing diagnostic and therapeutic companies and centers
     .    Co-sourcing relationships with major hospital chains

GOVERNMENT REGULATION AND SUPERVISION

     Counterpulsation Technology

     Clinical testing, manufacture and sale of the CPCA 2000 and CPCA 2000M is subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The Company has completed initial bench trials of its CPCA 2000 and intends to submit a premarket notification with the FDA. The Company believes that it will obtain FDA clearance to market the CPCA 2000 as a Class III medical device within six months of the submission of its application. Pursuant to the federal Food, Drug and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the clinical testing, manufacturing, labeling, distribution and promotion of medical devices. Under the Medical Device Act of 1976, all medical devices are classified by the FDA into one of three classes, called Class I, II, or III, on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject only to general controls (e.g., labeling, premarket notification and adherence to Good Manufacturing Practices ("GMP"). Class II devices are subject to general controls and performance standards established by the FDA, including postmarket surveillance, patient registries and FDA guidelines. Class III devices must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices). Both the CPCA 2000 and the CPCA 2000M are considered by the FDA to be a Class III device.

     Before a new medical device can be introduced to the market, the manufacturer generally must obtain FDA clearance through either a "510(k) premarket notification" or through a premarket approval application ("PMA"). Although Class III devices normally require FDA clearance through the PMA process, because counterpulsation devices are already on the market, newer versions, similar to the CPCA 2000, have been permitted to be marketed pursuant to the 510(k) premarket notification procedure. However, there is no assurance that the Company will continue to be eligible to utilize the 510(k) premarket notification process in the future or that the FDA will not in the future require the Company to submit a PMA, which would be a more costly, lengthy and uncertain approval process.

     Generally, 510(k) premarket notification clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device, or to a preamendment Class III medical device for which the FDA has not called for PMAs. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past, for example, by more frequently requiring clinical data. It generally can take from four to 12 months or longer from submission to obtain 510(k) premarket clearance. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional data is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission. There can be no assurance that the Company will obtain 510(k) premarket clearance within the above time frames, if at all, for any of the devices for which it may file a 510(k).

     Further, once FDA approval is obtained, the CPCA 2000 will be subject to pervasive and continuing regulation by the FDA, including various record keeping requirements and the requirement to report adverse experiences with the use of the device. The Company is also subject to inspection on a routine basis for compliance with the FDA's GMP regulations. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has recently finalized changes to GMP requirements that, among other things, add requirements for purchasing and pro-production design controls and maintenance of service records, which changes may therefore increase the cost of compliance.

     The Company has completed initial bench trials of its CPCA 2000 and intends to submit a premarket notification with the FDA. The Company believes that it will obtain FDA clearance to market the CPCA 2000 as a Class III medical device within six months of the submission of its application. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, there are federal and state laws which regulate the financial relationships between manufacturers of medical devices and hospitals, physicians and other potential purchasers of medical devices. The federal Medicare and Medicaid anti-kickback statute prohibits financial relationships designed to induce the purchase, or arranging for or recommending the purchase, of items or services for which payment may be made under Medicare, Medicaid, or other federally funded state health care programs. The anti-kickback statute contains exceptions for, among other things, properly reported discounts and compensation for bona fide employees. In addition, federal regulations establish certain "safe harbors" from liability under the anti-kickback statute, including further refinements of the exceptions for discounts and employee compensation. The Company's future practices, in some cases, may not meet all of the criteria for a safe harbor from anti-kickback law liability. Other provisions of state and federal law provide civil and/or criminal penalties for presenting or causing to be presented for payment claims that are fraudulent or for items or services that were not provided as claimed. Because of the breadth of the statutory provisions described above, it is possible that some of the Company's business practices could be subject to scrutiny and challenge under one or more such laws. Such a challenge could have a material adverse effect on the business, financial condition and results of operations of the Company.

     Management Service Organizations and Cardiology Co-Sourcing

     Various state and federal laws regulate the relationship between providers of health care services, physicians and other clinical services. As a business in the health care industry, the Company will be subject to these laws and regulations. Moreover, as a result of the Company's intention to provide both physician practice management services and medical support services, the Company may be the subject of more stringent review by the regulatory authorities. As a result, there can be no assurance that a review of the Company's or the affiliated physicians' businesses by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company or the affiliated physicians.

     The laws of many states prohibit business corporations such as the Company from practicing medicine as well as managing physicians. In those states where the Company intends to manage physicians, it intends to establish operations which it believes will be in material compliance with applicable laws. The Company will not exercise any influence or control over the practice of medicine by the physicians with whom it will manage. Accordingly, the Company believes that once it begins to provide practice management and medical support services, it will not be in violation of applicable state laws relating to the practice of medicine. The laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that the Company's activities will be found to be in compliance, if challenged. In addition to prohibiting the practice of medicine, numerous states prohibit entities like the Company from engaging in certain health care related activities, such as fee-splitting with physicians.

     There are state and federal statutes imposing substantial penalties, including civil and criminal fines and imprisonment, on health care providers that fraudulently or wrongfully bill governmental or other third party payors for health care services. The federal law prohibiting false billings allows a private person to bring a civil action in the name of the United States government for violations of its provisions. The Company believes it will be in material compliance with such laws, but there can be no assurances that the Company's activities, once commenced, will not be challenged or scrutinized by governmental authorities. Moreover, technical Medicare and other reimbursement rules affect the structure of physician billing arrangements. The Company believes it will be in material compliance with such regulations, but upon review, regulatory authorities could conclude otherwise, and in such event, the Company may have to modify its relationship with its affiliated physician groups. Noncompliance with such regulations may adversely affect the operations of the Company and subject it and such physician groups to penalties and additional costs.

     Certain provisions of the Social Security Act, commonly referred to as the "Anti-Kickback Amendments," prohibit the offer, payment, solicitation or receipt of any form of remuneration either in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. The Anti-Kickback Amendments are broad in scope and have been broadly interpreted by courts in many jurisdictions. Read literally, the statute places at risk many otherwise legitimate business arrangements, potentially subjecting such arrangements to lengthy, expensive investigations and prosecutions initiated by federal and state governmental officials. In particular, the Office of the Inspector General of the U.S. Department of Health and Human Services has expressed concern that the acquisition of physician practices by entities in a position to receive referrals from such physicians in conjunction with the physicians' continued practice in affiliation with the purchaser could violate the Anti-Kickback Amendments.

     In July 1991, in part to address concerns regarding the Anti-Kickback Amendments, the federal government published regulations that provide exceptions, or "safe harbors," for certain transactions that will be deemed not to violate the Anti-Kickback Amendments. Among the safe harbors included in the regulations were provisions relating to the sale of physician practices, management and personal services agreements and employee relationships. Additional safe harbors were published in September 1993 offering protections under the Anti-Kickback

Amendments to eight new activities, including referrals within group practices consisting of active investors. Although the Company believes that it is not in violation of the Anti-Kickback Amendments, some of its operations do not fit within any of the existing or proposed safe harbors.

     The Company believes that, although it intends to receive remuneration under management services agreements, it does not intend to be in a position to make or influence the referral of patients or services reimbursed under government programs to the physician groups. In certain states, the Company will be a separate provider of Medicare or state health program reimbursed services. To the extent the Company is deemed by state or federal authorities to be either a referral source or a separate provider under its management services agreements, the financial arrangement under these agreements could be subject to prosecution under the Anti-Kickback Amendments. Violation of the Anti-Kickback Amendments is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties, including the exclusion of violators from participation in Medicare or state health programs.

     Significant prohibitions against physician referrals were enacted, subject to certain exemptions, by Congress in the Omnibus Budget Reconciliation Act of 1993. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" by dramatically enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Effective January 1, 1995 and subject to certain exemptions, Stark II prohibits a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement, including the physician's own group practice. The designated health services include the provisions of radiology and other diagnostic services, radiation therapy services, physical and occupational therapy services, durable medical equipment, parenteral and enteral nutrients, certain equipment and supplies, prosthetics, orthotics, outpatient prescription drugs, home health services and inpatient and outpatient hospital services. The penalties for violating Stark II include a prohibition on Medicaid and Medicare reimbursement and civil penalties. A physician's ownership of publicly traded securities of a corporation with equity exceeding $75 million as of the end of its most recent fiscal year is not deemed to constitute an ownership or investment interest in that corporation under Stark II.

     Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third party payor patients. The State of Florida, for instance, enacted the Patient Self-Referral Act in April 1992 that severely restricts patient referrals for certain services, prohibits mark-ups of certain procedures, requires disclosure of ownership in a business to which patients are referred and places other regulations on health care providers. The Company believes it is likely that other states will adopt similar legislation. Accordingly, operations in various jurisdictions may require the Company to comply with such jurisdictions' regulations, which could lead to structural and organizational modifications of the Company's relationships with physician groups. Such changes, if any, could have an adverse effect on the Company.

     Today, much of the revenue received by practices, and, in turn, by MSOs, is derived from payments made by government sponsored health care programs (principally, Medicare and Medicaid). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the intended operations of the Company. Congress passed a fiscal year 1995 budget resolution that calls for reductions in the rate of spending increases over the next seven years of $270 billion in the Medicare program and $182 billion in the Medicaid program. Through the Medicare program, the federal government has implemented a resource-based relative value scale ("RBRVS") payment methodology for physician services. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. The implementation of RBRVS may result in reductions in payment rates for procedures provided by physicians which may be managed by the Company. RBRVS-type payment systems have also been adopted by certain private third party payors and may become a predominant payment methodology. A broader implementation of such programs would reduce payments by private third party payors and could indirectly reduce the Company's operating margins to the extent that the cost of providing management services related to such procedures could not be proportionately reduced. To the extent the Company's costs increase, the Company may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost-containment measures and market changes in nongovernmental insurance plans, the Company may not be able to shift cost increases to nongovernmental payors. The Company may experience over time a reduction in per patient Medicare revenue received by certain of the physician groups which the Company intends to manage; however, the Company does not believe such reductions would, if experienced, result in a material adverse effect on the Company.

     In addition to current governmental regulation, the Clinton administration and several members of Congress have proposed legislation for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of such health care proposals, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect the Company. Other aspects of such proposals, such as universal health insurance coverage and coverage of certain previously uncovered services, could have a positive impact on the Company's business. It is not possible at this time to predict what, if any, reforms will be adopted by Congress or state legislatures, or when such reforms would be adopted and implemented. As health care reform progresses and the regulatory environment accommodates reform, it is likely that changes in state and federal regulations will necessitate modifications to the Company's agreements and operations. While the Company believes it will be able to restructure in accordance with applicable laws and regulations, the Company cannot be assured that such restructuring in all cases will be possible or profitable.

COMPETITION

     Counterpulsation Technology

     At present, the Company is aware of only two other companies that are currently producing and marketing or intending to market a counterpulsation device similar to the CPCA 2000: Vasomedical, Inc. and Cardiomedics, an affiliate of Trimedyne, Inc. The Company believes that these competitors' involvement in the market at present is limited and that the market in general for counterpulsation devices has largely been untapped. Management of the Company estimates that counterpulsation therapy is presently used to treat only a small percentage of all patients with coronary artery diseases.

     The Company may also face limited competition from physicians and treatment centers currently utilizing counterpulsation technology. There can be no assurance that the Company will be able to compete initially or on a continual basis with companies that are currently marketing counterpulsation devices or those that presently seek to enter into the counterpulsation device market. The inability of the Company to compete in the counterpulsation market would have a material adverse effect on the Company.

     The Company anticipates that the CPCA 2000 will also indirectly compete with more mainstream cardiology treatment techniques, such as angiography, coronary angioplasty, coronary artery bypass surgery and medication. While counterpulsation does not replace the need for these services in all cases, a percentage of coronary artery disease can be successfully treated using an alternative to invasive procedures, such as counterpulsation treatment.

     Management Service Organizations

     The Company competes with numerous companies that provide practice management through MSOs, including Mediphys, Phycor, Phymatrix Corp., Equimed, Inc., U.S. Diagnostics Labs, Insight Health Services Corp., InPhynet Medical Management, Inc., and other regional and national public and private companies. These companies typically offer either technical, professional or global MSO services to general, specialty and sub-specialty clinical services. As managed care pressures force consolidation of technical and professional inpatient and outpatient services, the market for MSOs is growing rapidly. Recently, however, this growth trend has created the need for companies to provide specialty practices, such as cardiology, radiology and oncology practices, with technical and professional management services. However, even the larger MSOs, such as Phycor, currently manage only a small fraction of all of the specialty practices and independent practice associations in the U.S. The Company believes that the current level of competition will allow the Company to pursue opportunities to form or acquire MSOs to provide specialty practice management services on a regional or national basis that will complement the Company's sales and distribution of its counterpulsation devices.

     Cardiology Co-Sourcing

     There are currently a limited number of public and private companies who provide cardiology co-sourcing services, including Vivra and Raytel. However, other companies have utilized the co-sourcing concept in other areas, such as food service, pharmacies, emergency rooms, radiation therapy, oncology, physical therapy, dialysis, laboratory services and surgical services. Some of these companies include Marriott, Sodexho, Cardinal, Equimed, Inc., Dynecare and National Surgery Centers. Many of these companies have established co-sourcing relationships with hospitals as a point of service partner.

     Other companies have specialized in developing radiology co-sourcing relationships that are similar to cardiology co-sourcing arrangements, including Siemens Medical, Kings Medical, HealthSouth, U.S. Diagnostics Labs and Insight Health Services Corp. These relationships also provide technical inpatient and outpatient services, as well as professional and employee services, through the joint ownership and operation of the radiology practice. The Company believes that co-sourcing will be a growing trend in managed health care and that it has or will be able to establish the resources, management and relationships to become the leader in cardiology co-sourcing.

PATENTS AND TRADEMARKS

     At present, the Company has submitted applications to patent the CPCA 2000 and its counterpulsation technology and has already received a trademark on the name "CPCA 2000." The Company's ability to compete successfully depends, in part, on its ability to protect the proprietary technology contained in its products. The Company will rely upon a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, to establish and protect proprietary rights in its counterpulsation devices and other technology, as well as its trade names and other similar property. The Company also intends to enter into confidentiality and/or license agreements with its employees, manufacturers, distributors, customers and suppliers, and will limit access to and distribution of its proprietary information. If and when implemented, these measures will only afford the Company limited protection, as there can be no assurance that any steps taken by the Company to protect these proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. In addition, although the Company believes that there currently are no infringement claims against the Company and no grounds for the assertion of such claims, the cost of responding to any such assertion could be significant.

CUSTOMERS

     Counterpulsation Technology

     At present, the Company has not begun marketing or producing the CPCA 2000 or the CPCA 2000M, as the Company is prohibited from doing so until receiving clearance from the FDA.

     Management Service Organizations.

     At present, the Company currently has not established any MSO relationships. When and if such relationships are established, however, the Company's MSO-related revenues will be primarily generated from contract services and patient services. Contract services revenues are generally earned from services billed to a hospital or other health care providers which include:
(i) fee-for-service arrangements in which revenues are based upon a contractual rate per procedure, (ii) equipment rental in which revenues are generally based upon a fixed monthly rental, and (iii) management fees. Patient service revenues are services billed directly to patients or third party payors (generally managed care organizations and commercial insurance carriers).

     The Company's MSO operations will be principally dependent on its ability (either directly or indirectly through its hospital customers) to attract referrals from physicians and other health care providers representing a variety of specialties. The Company's eligibility to provide service in response to a referral will often be dependent on the existence of a contractual arrangement with the referred patient's insurance carrier (primarily if the insurance is provided by a managed care organization). Managed care contracting has become very competitive and reimbursement schedules are nearing Medicare reimbursement levels. A decline in referrals and/or reimbursement rates would adversely affect the Company's revenues and profits.

     Cardiology Co-Sourcing

     The Company currently has not established any cardiology co-sourcing relationships. However, the Company will seek to target physician groups, diagnostic services and therapeutic services. The Company's strategy is to develop a customer base on a local, regional and national basis for complete cardiology services and to seek out hospital chains on a global basis to provide them with inpatient and outpatient cardiology services.

RESEARCH AND DEVELOPMENT

     Since inception, the Company's research and development expenses have amounted to approximately $450,000. These expenditures have included the design and development of both the CPCA 2000 and the CPCA 2000M, as well as the submission of both of these units to the FDA for approval. At present, none of these research and development expenses have been borne by customers as the Company has not begun to market or sell its products and services.

EMPLOYEES

     As of the date of this Registration Statement, the Company and its subsidiaries employed two persons consisting of its two executive officers. Neither of these employees are represented by a union or subject to a collective bargaining agreement. The Company has not experienced a work stoppage and the Company believes that its relationship with its employees is good.

LITIGATION

     In June 1998, the Company was named as a defendant in a lawsuit brought by Charles M. O'Rourke, the Company's former attorney, in the United States District Court for the Eastern District of New York. The lawsuit also named as defendants Rod Shipman, Chief Executive Officer of the Company, and Dr. Richard Rubin, a former officer and director of the Company. The lawsuit alleges that Mr. O'Rourke performed various legal services for the Company for which he was to receive as payment both shares of Common Stock and options to purchase shares of Common Stock. The complaint alleges that the Company deprived Mr. O'Rourke of the value of his shares by refusing to allow Mr. O'Rourke to sell his shares under Rule 144 of the 1933 Act. Mr. O'Rourke alleges causes of action for breach of contract, fraud, breach of fiduciary duty, conversion, unjust enrichment and for declaratory and injunctive relief. Mr. O'Rourke seeks damages in an amount in excess of $966,000.

     The Company has filed an answer and a counterclaim against Mr. O'Rourke, seeking the return of both the shares of Common Stock and the options on the grounds that Mr. O'Rourke failed to provide adequate consideration for the securities. The Company intends to vigorously defend against Mr. O'Rourke's allegations and prosecute its counterclaim. The Company believes that a determination of the lawsuit adverse to the Company will not have a materially adverse effect on the financial condition or operations of the Company.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     To date, the Company's activities have included the market analysis and development of its counterpulsation units and the raising of initial working capital. The Company has developed and prepared for market both the CPCA 2000 and the CPCA 2000M, a mobile version of the Company's stand-alone counterpulsation unit. Both units have been submitted for FDA 510(k) approval. The Company has financed its activities to date through the sale of its securities. See "Item 4, Part II - "Recent Sales of Unregistered Securities" for a description of the Company's sale of shares of its securities since inception. The Company intends to commence commercial operations in the fourth quarter of 1998, subject to FDA approval of its counterpulsation units, and, in the opinion of management, has sufficient cash resources in order to sustain its operations throughout the fiscal year of 1998.

     Over the next 12 months, following FDA approval of its counterpulsation units, the Company intends to make the counterpulsation technology available through a delivery system of company-owned and joint-ventured facilities. Each facility will provide two or more counterpulsation units to provide patients with easy access to treatment. Potential joint-venture partners include community and university hospitals, private practice groups, managed care organizations, including HMOs, diagnostic imaging centers and preventive cardiology centers. Staffing would include a cardiologist who will review the patient's history from the referring physician, examine the patient and formulate the counterpulsation treatment plan. In addition, specially trained nurses will be present in the center to monitor each patient's treatment. The Company intends to attract patients from referrals from physicians, insurance carriers, HMOs and hospitals, as well as self-referred patients. The facilities will not offer full service long-term cardiology management in an attempt to avoid competition with cardiologists, surgeons and hospitals.

Year 2000
---------

     The Company utilizes computer software programs and operating systems, including applications used in operating the CPCA 2000 and various administrative and billing functions. To the extent the Company's software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even replacement of such applications, may be necessary. The Company intends to perform an audit of its computer systems to assess the scope of the Company's risks and bring its applications into compliance. Because the Company has not yet commenced its Year 2000 audit, it is currently unable to make a reasonable estimate of the costs associated with Year 2000 compliance. Accordingly, no assurance can be given that any or all of the Company's or third party systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

     This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations and the risks and uncertainties concerning the acceptance of its services and products by its potential customers; the Company's present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required; technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

ITEM 3.   DESCRIPTION OF PROPERTY

          The Company's executive offices are located in Sarasota, Florida and consist of approximately 1,000 square feet which the Company rents on a month to month basis.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of July 31, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

           NAME AND ADDRESS             NUMBER OF SHARES   PERCENTAGE OWNED
                                       ------------------  ----------------
Rod A. Shipman(1)(2)                         1,392,000           25.4%
Dr. Richard E. Rubin(1)                        496,666           11.6%
William C. Lievense(1)                          40,000             (3)
CTM Group, Inc.(4)(5)                        1,900,000           34.7%
Leslie J. Kessler(6)(7)                      2,000,000           37.9%
All officers and directors as a group        5,782,000           75.4%

_______________

(1)  Address is 1133 Fourth Street, Suite 200, Sarasota, Florida 34236.

(2) Includes options granted to Mr. Shipman to purchase 1,200,000 shares of Common Stock. Does not include options to purchase 1,800,000 shares of Common Stock, which are subject to vesting.


(3)  Less than one percent.

(4)  Address is 1350 East Flamingo, #800, Las Vegas, Nevada 89119.

(5) Includes options to purchase 1,200,000 shares of Common Stock. Does not include options to purchase 1,800,000 shares of Common Stock, which are subject to vesting.

(6)  Address is 11 Hedgerow Lane, Jericho, New York 11753.

(7)  Includes an option to purchase 1,000,000 shares of Common Stock.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below are the directors and officers of the Company.


      NAME                  AGE                      POSITION
--------------------   ---------------    -----------------------------
Rod A. Shipman              47            President, Secretary and Director
Rafe Cohen                  41            Treasurer and Director
William C. Lievense         50            Director


     Mr. Shipman has been the President, Chief Executive Officer and Secretary of the Company since January 1997 and has been a director of the Company since its inception in May 1996. Mr. Shipman has over 19 years of experience in the medical industry. Since August 1994, Mr. Shipman has been the President and Chief Executive Officer of R.A. Shipman & Associates, L.L.C., a health care consulting firm. From January 1993 to July 1994 he served as Senior Vice President and Chief Operating Officer of MRI Medical Diagnostics, a Colorado corporation that provided imaging and nuclear medical services and operated a senior retirement facility. Mr. Shipman also served as a director of that company from May 1993 to June 1994. From January 1991 to September 1992, Mr. Shipman served as the President and Chief Operating Officer of Southern California Imaging Services, a private mobile diagnostic imaging and service company. From 1978 to 1990 he served in various positions including Business Manager, Controller, Account Executive and District Manager with Philips Medical Systems, CGR Medical Systems, ADAC Laboratories and Picker, all medical imaging companies. Mr. Shipman received a Bachelor of Science degree in Business Administration from Pepperdine University in Malibu, California and a Masters degree in Public and Health Care Administration from the University of San Francisco in San Francisco, California.


     Mr. Cohen has served as treasurer and as a director of the Company since June 1998. Mr. Cohen is a certified public accountant and has owned and managed his own accounting practice since 1974. Mr. Cohen received a Masters Degree in Business Taxation from the University of Southern California in 1976 and a Masters Degree in Finance from UCLA in 1972.

     Mr. Lievense has served as a director of the Company since October 1996.
He has approximately 25 years of experience in the medical industry. Since 1993, Mr. Lievense has been the President and Chief Executive Officer of Columbia/Doctors Hospital of Sarasota, Florida, and its predecessor, Galen Health Care Corporation. Mr. Lievense has worked for Humana, Inc., a nationwide owner and operator of hospitals and healthcare facilities, for 20 years, serving as its Vice President and Assistant Regional Manager from 1988 to 1993. He also worked for American Inhalation Representatives, Inc., a respiratory services company in Birmingham, Alabama. Mr. Lievense received a Bachelor of Arts degree in Sociology from Alma College in Alma, Michigan and received a Masters degree in Business Administration from the University of Louisville, Kentucky.

KEY CONSULTANT TO THE COMPANY

     The CTM Group, Inc., a Nevada corporation has a consulting contract to provide strategic planning services to the Company. Mr. Paul Shabty is primarily responsible for services to be provided by CTM Group, Inc. to the Company under the consulting contract. Mr. Shabty's wife, Deborah Shabty, is the owner and principal officer of CTM Group, Inc. Mr. Shabty is a founder of the Company and served as its President, Treasurer and Chairman of the Board from April 1996 to January 1997. Mr. Shabty is also a member of the Board of Trustees of Columbia/Doctors Hospital of Sarasota, Florida, and is a director of both TD Technologies, Inc., a private engineering and software company, and Advanced Technologies Management Corporation, a medical software and management company. Mr. Shabty has been involved in the medical and manufacturing industries since 1970. He was the founder, Chairman of the Board and Chief Executive Officer of Medical Clinic Unlimited, Inc., which specialized in both the provision of outpatient dialysis services and the manufacturing of medical devices, equipment and supplies. Medical Clinic Unlimited, Inc. had gross sales of approximately $120 million in 1988. From October 1993 to September 1994, Mr. Shabty served as Executive Vice President of U.S. Diagnostic Labs, Inc., a physician practice management provider specializing in diagnostic imaging centers. In 1994, Mr. Shabty was convicted on a 1988 federal grand jury indictment of one count of mail fraud, and received one year of probation and a fine of $500. The indictment did not relate to the business of Medical Clinic Unlimited. Mr. Shabty received a Bachelor of Arts degree in Accounting from the University of Tel Aviv. He has also attended the London School of Economics and the Executive M.B.A. Program at the Harvard Business School.


ITEM 6. EXECUTIVE COMPENSATION

     Cash Compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal year ended December 31, 1997 and from inception (April 11, 1996) to December 31, 1996.


                                      ANNUAL COMPENSATION/(1)/          LONG-TERM COMPENSATION
                                 ---------------------------------    ----------------------------
                                                                                     COMMON SHARES
                                                                        RESTRICTED     UNDERLYING     ALL OTHER
                                                        OTHER ANNUAL      STOCK     OPTIONS GRANTED    COMPEN-
    NAME AND POSITION            YEAR    SALARY  BONUS  COMPENSATION    AWARDS ($)    (# SHARES)       SATION
---------------------------    -------  ------- ------ -------------- ------------- ---------------  ----------
Rod A. Shipman, President        1997    $ -0-   -0-        -0-             -0-             -0-          -0-
and Secretary(2)                 1996      -0-   -0-        -0-             -0-       1,000,000          -0-


Richard E. Rubin, Senior         1997    $ -0-   -0-        -0-             -0-             -0-          -0-
Executive Vice President and     1996      -0-   -0-        -0-             -0-       1,000,000          -0-
Treasurer(3)

_______________

(1) To date, the Company has not paid salaries to either of its executive officers. The Company intends to begin paying salaries to its executive officers at such time as it commences revenue producing operations.

(2) On April 23, 1998, Mr. Shipman entered into an Employment Agreement with the Company pursuant to which he will receive an annual salary of $120,000. In addition, Mr. Shipman received options to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share, of which options to purchase 200,000 are immediately exercisable and options to purchase 200,000 shares vest and first become exercisable on each of the next nine anniversaries of the date of grant. The options expire on April 22, 2008. The Employment Agreement is for a term of ten years.

(3) Dr. Rubin served as an officer and a director of the Company through June 2, 1998.

                                                                                NUMBER OF            VALUE OF
                                                                               SECURITIES         UNEXERCISED IN-THE-
                                                                               UNDERLYING             MONEY
                                                                               UNEXERCISED         OPTIONS/SARS AT
                                                                              OPTIONS/SARS AT         FY-END ($)
                                                                                 FY-END (#)

                                  SHARES ACQUIRED ON                           EXERCISABLE/          EXERCISABLE/
         NAME                        EXERCISE (#)       VALUE REALIZED ($)    UNEXERCISABLE         UNEXERCISABLE
---------------------------     ---------------------  -------------------  ------------------  -------------------
Rod A. Shipman                                    -0-                  -0-           1,000,000              325,000
President and Secretary
Richard E. Rubin,                              26,666                8,666
Senior Executive Vice President
 and Treasurer(1)

________________

(1) Dr. Rubin served as an officer and a director of the Company through June 2, 1998.

     Compensation of Directors. At the present time, directors receive no compensation for serving as directors of the Company, however the Company may in the future begin to compensate its non-officer directors. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In January 1997, the board of directors of the Company authorized the Company to enter into a consulting agreement ("Consulting Agreement") with the CTM Group, Inc., a Nevada corporation ("CTM Group"). The CTM Group is the beneficial owner of greater than five percent (5%) of the issued and outstanding Common Stock of the Company. In addition, CTM Group is controlled by Deborah Shabty, the wife of Paul Shabty, a former officer and director of the Company. Pursuant to the terms of the Consulting Agreement, CTM Group received fees of $5,000 per month in exchange for consulting services rendered on behalf of the Company. In November 1997, the consulting fees payable to CTM Group were increased to $8,000 per month. The Consulting Agreement is for a term of five years with an option on the part of the Company to renew for an additional five year period.

     On April 23, 1998, the CTM Group and the Company amended the Consulting Agreement. Pursuant to the amended Consulting Agreement, the CTM Group shall receive consulting fees in the amount of $120,000 per year. In addition, the CTM Group received options to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share, of which options to purchase 200,000 are immediately exercisable and options to purchase 200,000 shares vest and first become exercisable on each of the next nine anniversaries of the date of grant. The options expire on April 22, 2008. The amended Consulting Agreement is for a term of ten years.

     The Company intends to conduct all related party transactions involving the Company on terms no less favorable than could be obtained from unaffiliated parties and intends to have all related party transactions approved by a majority of the independent and disinterested members of the Company's board of directors.


ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.0005 par value, of which, as of July 31, 1998, 4,270,666 shares were issued and outstanding and beneficially held by approximately 50 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. The election of directors requires only a plurality vote. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"), none of which is issued or outstanding. The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.


PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "CPCF" since February 18, 1998. From February 18, 1998 through July 31, 1998, the high and low bid prices were $16.00 and $1.37, respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.


     As of July 31, 1998, there were approximately 50 record holders of the Company's Common Stock.

     The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.   LEGAL PROCEEDINGS.

     There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Inapplicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

     A. In May 1996, the Company sold to its eight founders 2,400,000 shares of Common Stock for $.0005 cash per share and 300,000 shares of Common Stock for a $150 note receivable. There was no underwriter involved in this issuance.
The issuance was conducted pursuant to Section 4(2) under the Securities Act of 1933 ("1933 Act").

     B. In May 1996, the Company issued to five of its founders options to purchase up to a total of 4,200,000 shares of Common Stock, at an exercise price of $1.125 to $1.25 per share. The options are immediately exercisable and expire in May 2006. The Company also issued to one of its founders an option to purchase up to 200,000 shares of Common Stock at an exercise price of $1.175 per share. The option expired unexercised on

January 31, 1997. There was no underwriter involved in these issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

     C. In September 1996, the Company issued 100,000 shares of Common Stock to one of its founders for $5,000. There was no underwriter involved in the issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.


     D. In October 1996, the Company issued a total of 760,000 shares of Common Stock to related parties in payment of $38,000 in consulting fees for services rendered in 1996. The Company also granted to one individual options to purchase up to 20,000 shares of Common Stock at an exercise price of $1.25 per share. The options are immediately exercisable and expire on May 2, 2006. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     E. In December 1996, the Company issued 4,000 shares of Common Stock to one individual in consideration of legal services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     F. From March 1997 to February 1998, the Company conducted a private placement of units of its securities ("Units"), each Unit consisting of 20,000 shares of Common Stock and warrants to purchase up to 40,000 shares of Common Stock at an exercise price of $1.75 per share from February 10, 1999 to December 31, 2000. The Units were offered at a price of $29,000 per Unit. In the private placement, the Company sold thirty-four (34) Units to twenty-seven (27) investors. The gross proceeds of the private placement were $986,000, including the conversion of $70,000 of indebtedness. All of the investors were "accredited investors," as that term is defined under Rule 501 of the 1933 Act, and had a prior relationship with management, however none of the investors were at the time or are now considered to be affiliates of the Company. There was no underwriter involved in this placement. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     G. In April 1997, the Company issued 26,666 shares of Common Stock to one individual upon the exercise of options. The exercise price paid to the Company was $1.125 per share. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     H. In April 1998, the Company issued to its president and to its key consultant each an option to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share. Options to purchase 200,000 shares of Common Stock are immediately exercisable and options to purchase 200,000 shares vest and first become exercisable on the next nine anniversaries of the date of grant. The options expire on April 22, 2008. There was no underwriter involved in these issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

     I. In April 1998, the Company issued to five employees and consultants of the Company options to purchase an aggregate of 137,000 shares of Common Stock at an exercise price of $2.50 per share. All of the options are immediately exercisable except for options to purchase 80,000 shares granted to one consultant, of which options to purchase 16,000 shares of Common Stock are immediately exercisable and options to purchase 16,000 shares vest and first become exercisable on the next four anniversaries of the date of grant. The options expire on April 22, 2003. There was no underwriter involved in these issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Statutes
---------------

     Section 78.751 of the Nevada General Corporation Law provides for the indemnification of the Company's officers, directors and corporate agents under certain circumstances as follows:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually paid and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a)  By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

               (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Bylaws
------

     The Company's Bylaws provide for the permissive indemnification of the Company's officers and directors under certain circumstances as follows:

     (a) Right of Indemnity.  To the full extent permitted by law, this
         ------------------
corporation shall indemnify its directors, officers, employees and other persons described in Subsection 78.751 of the Nevada Revised Statutes, including persons formerly occupying any such position, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any "proceeding," as that term is used in such Subsection and including an action by or in the right of the corporation to prove a judgment in its favor, by reason of the fact that such person is or was a person described by such Subsection. "Expenses", as used in this Bylaw, shall have the same meaning as in Section 78.751 of the Nevada Revised Statutes.

     (b) Approval of Indemnity.  Upon written requests to the Board of Directors
         ---------------------
by any person seeking indemnity under Section 78.751 of the Nevada Revised Statutes, the Board shall promptly determine whether such person has met the applicable standard of conduct set forth in such Subsection. If the Board determines the person seeking indemnity has not met such standard of conduct, the Board shall promptly call a meeting of shareholders at which the shareholders shall determine whether the person seeking indemnity has met such standard of conduct.

     (c) Advancement of Expenses.  To the full extent permitted by law and
         -----------------------
except as shall otherwise be determined by the Board of Directors in the specific instance, expenses incurred by a person seeking indemnity under this Bylaw in defending any proceeding covered by this Bylaw shall be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation therefore.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.......................................  F-1

Consolidated Balance Sheet at December 31, 1997....................  F-2

Consolidated Statements of Operations for the fiscal year
  ended December 31, 1997 and for the period from inception
  (April 11, 1996) to December 31, 1996............................  F-3

Consolidated Statements of Stockholders' Equity (Deficit) for the fiscal year ended December 31, 1997 and for the period from inception (April 11, 1996) to December 31, 1996.. F-4

Consolidated Statements of Cash Flows for the fiscal year ended
  December 31, 1997 and for the period from inception
  (April 11, 1996) to December 31, 1996............................  F-5

Notes to Consolidated Financial Statements.........................  F-6

Unaudited Consolidated Balance Sheet at March 31, 1998.............  F-13

Unaudited Consolidated Statements of Operations for the three month periods ended March 31, 1998 and 1997 and for the period from inception (April 11, 1996) to March 31, 1998.....................  F-14

Unaudited Consolidated Statements of Cash Flows for the three month periods ended March 31, 1998 and 1997 and for the period from inception (April 11, 1996) to March 31, 1998.....................  F-15

Notes to Unaudited Consolidated Financial Statements...............  F-16

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------



The Board of Directors and Shareholders
CPC of America, Inc.


We have audited the accompanying consolidated balance sheet of CPC of America, Inc. and subsidiaries (a development stage company) (the "Company") as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1997 and for the period from inception (April 11, 1996) to December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, on a test basis, examination of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CPC of America, Inc. and subsidiaries as of December 31, 1997, and the results of their consolidated operations and cash flows for the year ended December 31, 1997 and for the period from inception (April 11, 1996) to December 31, 1996, in conformity with generally accepted accounting principles.



                                             CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California
February 25, 1998

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)


                           Consolidated Balance Sheet


                                                                       DECEMBER 31,
                                                                           1997
                                                                    ---------------
                              ASSETS
CURRENT ASSETS:
  Cash and equivalents                                              $       420,065
  Other                                                                      25,000
                                                                    ---------------
     TOTAL CURRENT ASSETS                                                   445,065

PATENTS, NET OF ACCUMULATED AMORTIZATION OF $2,400                           73,850
EQUIPMENT, ENT OF ACCUMULATED DEPRECIATION OF $1,097                         14,323
OTHER                                                                         6,327
                                                                    ---------------
                                                                    $       539,565
                                                                    ===============

     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                                  $        13,153
  Accrued expenses                                                           24,000
     TOTAL CURRENT LIABILITIES                                               37,153
Accrued expenses                                                              2,000
                                                                    ---------------
     TOTAL LIABILITIES                                                       39,153
                                                                    ---------------
MINORITY INTEREST                                                            14,770
                                                                    ---------------
SHAREHOLDERS' EQUITY:
  Preferred stock, 5,000,000 shares authorized, $.001 par value,                  -
   none issued and outstanding
  Common stock, 20,000,000 shares authorized, $.001 par value,                2,115
    2,115,333 shares issued and outstanding
  Additional paid-in capital                                              1,000,435
  Deficit accumulated during the development stage                         (516,908)
                                                                    ---------------
     NET SHAREHOLDERS' EQUITY                                               485,642
                                                                    ---------------

                                                                    $       539,565
                                                                    ===============

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)


                     Consolidated Statements of Operations

                                           YEAR       INCEPTION      CUMULATI VE FROM
                                          ENDED      (APRIL 11,         INCEPTION
                                         DECEMBER     1996) TO         (APRIL 11,
                                         31, 1997     DECEMBER          1996) TO
                                                      31, 1996     DECEMBER  31, 1997
                                      ------------   -----------   -------------------
COSTS AND EXPENSES:
  Research and development              $  393,772    $   55,481             $ 449,253
  General and administrative                57,600         2,400                60,000
  Depreciation and amortization             13,409            88                13,497
                                      ------------   -----------   -------------------

OPERATING LOSS                            (464,781)      (57,969)             (522,750)
INTEREST INCOME (EXPENSE):
  Interest expense                          (5,833)       (1,167)               (7,000)
  Interest income                           12,305            57                12,362
                                      ------------   -----------   -------------------
                                             6,472        (1,110)                5,362
LOSS BEFORE MINORITY INTEREST             (458,309)      (59,079)             (517,388)
MINORITY INTEREST                              480             -                   480
                                      ------------   -----------   -------------------
NET LOSS                                $ (457,829)   $  (59,079)            $(516,908)
                                      ============   ===========   ===================

BASIC AND DILUTED NET LOSS PER SHARE        $(0.24)       $(0.04)
                                      ============   ===========

BASIC AND DILUTED WEIGHTED AVERAGE       1,919,023     1,382,920
 NUMBER OF COMMON SHARES
 OUTSTANDING
                                      ------------   -----------

     The accompanying are an integral part of these financial statements.

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)


           Consolidated Statements of Shareholders' Equity (Deficit)
              From inception (April 11, 1996) to December 31, 1997

                                      COMMON STOCK                   NOTE          ADDITIONAL       DEFICIT              NET
                             --------------------------------
                             NUMBER OF           AMOUNT           RECEIVABLE       PAID-IN        ACCUMULATED       SHAREHOLDERS'
                                          -------------------
                               SHARES     PER SHARE    TOTAL    SHAREHOLDER         CAPITAL          STAGE         EQUITY (DEFICIT)
                             -----------  --------   --------  --------------    ------------   ------------------ ----------------
Initial capitalization        1,200,000   $  0.001   $ 1,200   $            -    $          -   $            -    $          1,200
Issuance of common stock        150,000      0.001       150             (150)              -                -                   0
 for a note
Issuance of common stock         50,000      0.100        50                -           4,950                -               5,000
 for cash
Issuance of common stock        382,000      0.100       382                -          37,818                -              38,200
 for services
Net loss for 1996                     -          -         -                -               -          (59,079)            (59,079)
                             ----------   --------   -------   --------------    ------------   ---------------    ----------------
BALANCE, DECEMBER 31, 1996    1,782,000          -   $ 1,782   $         (150)   $     42,768   $      (59,079)   $        (14,679)
Exercise of options              13,333      2.250        13                -          29,987                -              30,000
Issuance of common stock        320,000      2.900       320                -         927,680                -             928,000
 for cash and conversion
 of note payable ($77,000)
Payment of note receivable            -          -         -              150               -                -                 150
 from shareholder
Net loss for 1997                     -          -         -                -               -         (457,829)           (457,829)
                             ----------              -------   --------------    ------------   --------------     ----------------
BALANCE, DECEMBER 31, 1997    2,115,333              $ 2,115   $            -    $  1,000,435   $     (516,908)   $        485,642
                             ==========              =======   ==============    ============   ===============    ================

  The accompanying notes are an integral part of these financial statemenst.

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)


                     Consolidated Statements of Cash Flows

                                                                                      CUMULATIVE
                                                                      INCEPTION     FROM INCEPTION
                                                                      (APRIL 11,      (APRIL 11,
                                                      YEAR ENDED      1996) TO         1996) TO
                                                    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                        1997            1996             1997
                                                  ---------------   -------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                          $    (457,829)  $     (59,079)  $     (516,908)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Minority interest                                        (480)              -             (480)
    Depreciation and amortization                          13,409              88           13,497
    Gain on disposition of Tercero                        (15,679)              -          (15,679)
    Issuance of common stock for services                       -          38,200           38,200
    Sale of Tercero - assignment of payables               55,678               -           55,678
    Increase in other assets                              (29,344)         (1,982)         (31,326)
    Increase in accounts payable                           10,020           3,132           13,152
    Increase in accrued expenses                           26,000               -           26,000
    Increase in accrued interest                            5,833           1,167            7,000
                                                  ---------------   -------------   --------------
    Net cash used by operating activities                (392,392)        (18,474)        (410,866)
                                                  ---------------   -------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Tercero acquisition/sale                                      1         (50,000)         (49,999)
  DSDS acquisition                                        (61,000)              -          (61,000)
  Capital expenditures                                    (13,662)         (1,758)         (15,420)
                                                  ---------------   -------------   --------------
    Net cash used by investing activities                 (74,661)        (51,758)        (126,419)
                                                  ---------------   -------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes to shareholders                           -          73,000           73,000
  Proceeds from note receivable from shareholder              150               -              150
  Payments on note payable to shareholder                  (3,000)              -           (3,000)
  Exercise of options                                      30,000               -           30,000
  Issuance of common stock                                851,000           6,200          857,200
                                                  ---------------   -------------   --------------
    Net cash provided by financing activities             878,150          79,200          957,350
                                                  ---------------   -------------   --------------
Net increase in cash                                      411,097           8,968          420,065
CASH, BEGINNING OF PERIOD                                   8,968               -                -
                                                  ---------------   -------------   --------------
 CASH, END OF PERIOD                                $     420,065   $       8,968   $      420,065
                                                  ===============   =============   ==============
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for note receivable      $  -            $         150   $          150
                                                  ===============   =============   ==============
  Debt to equity conversion                         $      77,000   $  -            $       77,000
                                                  ===============   =============   ==============
  Acquisition of minority interest                  $      15,250   $  -            $       15,250
                                                  ===============   =============   ==============
  Sale of Tercero - elimination of goodwill         $     (40,000)  $  -            $      (40,000)
                                                  ---------------   -------------   --------------

  The accompanying notes are an integral part of these financial statements.

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements

                               December 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------

  Organization
  ------------

  CPC of America, Inc., a Nevada corporation ("CPC" or the "Company") was formed on April 11, 1996 to manufacture and distribute external counterpulsation medical devices and own controlling interests in various management service organizations ("MSO"s) and medical services companies. The Company is classified as a development stage company because its principal activities involve obtaining capital and rights to certain technology, and conducting research and development activities.

   On July 25, 1997, the Company acquired 80% of DSDS Group, Inc. ("DSDS"). The sole owner of DSDS, John P. Colonna, served as a technical and engineering consultant to the Company. DSDS has no operating history and its only assets consist of two patents relating to a self-destructing single-use syringe.
   The patents have approximately 16 years remaining before expiration, and were deemed to have a fair value of $76,250. The Company purchased its interest in DSDS for a total price of $61,000, of which $25,000 was paid in cash at the closing, and $36,000 was to be paid by the Company in 18 equal monthly installments. The transaction was accounted for as a purchase of DSDS by the Company and, accordingly, the accompanying financial statements include the amounts and operations of the Company from its inception and of DSDS from July 25, 1997. The pro forma summary combining the results of operations of the Company and DSDS as if the acquisition had occurred at the inception of CPC (April 11, 1996) would be the same as the accompanying financial statements since DSDS had no operations.

  In December 1996, the Company acquired 90% of the outstanding and issued shares of Tercero Corporation ("Tercero"), a public shell, for $50,000 cash. Tercero was incorporated under the laws of the state of Nevada on November 6, 1995. From inception, Tercero has been inactive, has operated no business, and held no assets or liabilities. On December 31, 1997, the Company sold Tercero for $1 and the assumption of $55,678 in legal fees incurred by Tercero in 1997. The Company recognized a gain of $15,679 on the disposition, after amortization of $10,000 goodwill.

   Principles of consolidation
   ---------------------------

   The accompanying consolidated financial statements include the amounts of the Company and its majority-owned subsidiaries, DSDS (80%) and Tercero (90%). Tercero was sold on December 31, 1997. All significant intercompany transactions and balances have been eliminated in consolidation.

                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------------------------------

     Cash and equivalents
     --------------------

     The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents. Balances in bank accounts may, from time to time, exceed federally insured limits.

     Patents and trademarks
     ----------------------

     The patents are stated at cost and are amortized using the straight-line method over their remaining economic useful lives, which has been estimated to be sixteen years. The trademark is stated at cost and was filed in late 1997. Amortization will begin in 1998 using the straight-line method over its economic useful life, which is estimated at ten years.

     Equipment
     ---------

     Depreciation expense is provided over the estimated useful life of 5 years using the straight-line method.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Income taxes
     ------------

     The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109.

     Research and development costs
     ------------------------------

     Costs and expenses that can be clearly identified as research and development are charged to expense as incurred in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs".


                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------

     Basic and diluted net loss per share
     ------------------------------------

     Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"), which superseded Accounting Principles Board Opinion 15 ("APB 15"). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

     Stock-based compensation
     ------------------------

     The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123, Accounting for Stock - Based Compensation ("SFAS 123"). SFAS 123 established a fair value - based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company adopted the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1996. Options granted to non-employees are recognized at their estimated fair value at the date of grant.

     Reclassification of prior year amounts
     --------------------------------------

     Certain prior year balances have been reclassified to conform to the current year presentation.

                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


2.   SHAREHOLDERS' EQUITY
-------------------------

     Common stock
     ------------

     In May 1996, the Company sold to its founders 1,200,000 shares of common stock for $.001 cash per share and 150,000 shares for a $150 note receivable. In September 1996, the Company sold 50,000 shares of common stock for $.10 cash per share to one of its founders.

     In October 1996, the Company issued 380,000 shares of common stock to related parties in payment of $38,000 in consulting fees rendered in 1996.

     In December 1996, the Company issued 2,000 shares of common stock to its attorney for payment of $200 in legal fees.

     In March 1997, the Company offered in a private placement memorandum 35 units at $29,000 per unit. Each unit consists of 10,000 shares of common stock and warrants to purchase 20,000 shares of common stock exercisable at $3.50 per share from February 10, 1999 until December 31, 2000. As of December 31, 1997, the Company sold 32 units, including 3 units in conversion of notes payable. An investor converted a note with a balance of $70,000 and related accrued interest of $7,000 into 3 units, and the Company received $10,000 cash for the balance. No value was allocated to the warrants because the exercise price was above market price at the time of issuance.

     In July 1997, the Company amended the number of common shares authorized from 10,000,000 to 20,000,000 and authorized 5,000,000 shares of preferred stock at $.001 par value of which no shares are currently issued or outstanding.

     Stock options
     -------------

     The Company has granted options to purchase its common stock to its founders. The option prices at the time of grant were at or above the fair value of the Company's common stock. A summary of stock option activity follows:

                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


2.   SHAREHOLDERS' EQUITY (CONTINUED)
-------------------------------------

     Stock options (continued)
     -------------------------

                                                     EXERCISE
                                       NUMBER OF     PRICE PER
                                        OPTIONS        SHARE         EXPIRATION
                                     ------------  ---------------  ------------
Inception (April 11, 1996)                    -                -              -
Granted                                2,210,000    $ 2.25 - 2.50    1997 - 2006
                                     ------------  ---------------
Outstanding at December 31, 1996       2,210,000     42.25 - 2.50    1997 - 2006
Exercised                                (13,333)   $    2.25
Expired                                 (100,000)   $    2.35
                                     ------------  ---------------
Outstanding at December 31, 1997       2,096,667    $ 2.25 - 2.50       2006
                                     ============  ===============  ============
Exercisable at December 31, 1997       2,096,667
                                     ------------


     Included in total options granted in 1996 are 1,000,000 options granted to employees. Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

     The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996: risk-free interest rate of 9%; volatility of 200%; and a weighted fair value of $.001.

     The effect of applying SFAS 123's fair value method to the Company's stock-based compensation results in pro forma net loss and net loss per share that are not materially different from the actual amounts reported.

                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


3.   BASIC AND DILUTED NET LOSS PER SHARE
---------------------------------------

     The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

                                                             1997          1996
                                                        -------------   ------------
BASIC EARNINGS PER SHARE:

  Numerator
  ---------
    Net loss                                            $   (457,829)   $   (59,079)
                                                        -------------   ------------
  Denominator
  -----------
    Basic weighted average number of common
    shares outstanding during the period                   1,919,023      1,382,920
                                                        -------------   ------------
Basic net loss per share                                  $    (0.24)   $     (0.04)
                                                        =============   ============
DILUTED EARNINGS PER SHARE:

  Numerator
  ---------
    Net loss                                              $ (457,829)   $   (59,079)
                                                        -------------   ------------
  Denominator
  -----------
   Basic weighted average number of common shares
   outstanding during the period                           1,919,023      1,382,920
                                                        -------------   ------------
Diluted net loss per share                                $    (0.24)   $     (0.04)
                                                        =============   ============
Incremental common shares (not included in
 denominator of diluted earnings per share calculation
 due to their antidilutive nature) attributable to
 exercise of:
     Outstanding options                                   2,096,667
     Outstanding warrants                                    640,000
                                                        -------------
                                                           2,736,667
                                                        =============

4.    INCOME TAXES
------------------

     The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets are reduced by a valuation allowance when deemed appropriate.

                                  (Continued)

                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                  Notes to Consolidated Financial Statements


4.   INCOME TAXES (CONTINUED)
---------------------------

     At December 31, 1997, the Company has a net operating loss carryforward for federal tax purposes of $473,000 which, if unused to offset future taxable income, will expire between 2011 and 2012.

     The Company had deferred tax assets of $190,000 and $9,800 at December 31, 1997 and 1996, respectively, relating to its net operating loss. A valuation allowance has been recognized to offset all of the related deferred tax asset due to the uncertainty of realizing the benefit.

5.   COMMITMENTS
----------------

     The Company leases office space on a month-to-month basis at $95 per month. Actual rent expense was $475 in 1997 and $2,400 in 1996.

     In January 1997, the Company entered into a consulting agreement with its financial advisors, a related party, for five years at $5,000 per month, with a five year extension option. The agreement was revised in November 1997 increasing the monthly amount to $8,000 per month.

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                          Consolidated Balance Sheet
                                  (Unaudited)

                                                                      March 31,
                                                                        1998
                                                                     ----------
                               ASSETS
Current assets:
   Cash and equivalents                                              $  358,905
   Deposits                                                              43,500
                                                                     ----------
      Total current assets                                              402,405

Equipment, net of accumulated depreciation of $1,868                     13,552

Patents, net of accumulated amortization of $3,600                       72,650

Trademarks, net of accumulated amortization of $156                       6,076

Other                                                                        95
                                                                     ----------

                                                                     $  494,778
                                                                     ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                  $   13,153
   Accrued expenses                                                      18,000
                                                                     ----------
      Total current liabilities                                          31,153

   Accrued expenses                                                       2,000
                                                                     ----------

      Total liabilities                                                  33,153
                                                                     ----------

Minority interest                                                        14,530
                                                                     ----------

Shareholders' equity:
   Preferred stock, 5,000,000 shares authorized, $.001 par value,
      none issued and outstanding                                           -
   Common stock, 20,000,000 shares authorized, $.0005 par value,
      4,270,666 shares issued and outstanding                             2,135
   Additional paid-in capital                                         1,058,415
   Deficit accumulated during the development stage                    (613,455)
                                                                     ----------

      Net shareholders' equity                                          447,095
                                                                     ----------

                                                                     $  494,778
                                                                     ==========

                See accompanying notes to financial statements

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Operations
                                  (Unaudited)

                                                                   Cumulative
                                          Three Months Ended     from inception
                                         ---------------------  (April 11, 1996)
                                         March 31,   March 31,    to March 31,
                                           1998        1997           1998
                                         ---------   ---------  ----------------
Costs and expenses:

  Research and development               $  93,055   $  46,966      $542,308

  General and administrative                 6,524         100        66,524

  Depreciation and amortization              2,127         110        15,624
                                         ---------   ---------      --------

Operating loss                             101,706      47,176       624,456

Interest income (expense):

  Interest expense                             -           -          (7,000)
  Interest income                            4,919       2,100        17,281
                                         ---------   ---------      --------
                                             4,919       2,100        10,281

Loss before minority interest               96,787      45,076       614,175

Minority interest                             (240)        -            (720)
                                         ---------   ---------      --------

Net loss                                 $  96,547   $  45,076      $613,455
                                         =========   =========      ========

Basic and diluted net loss per share     $    0.02   $    0.01
                                         =========   =========

Basic and diluted weighted average
  number of common shares outstanding    4,252,444   3,601,926
                                         =========   =========

                See accompanying notes to financial statements

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                                            Cumulative
                                                   Three Months Ended     from inception
                                                  ---------------------  (April 11, 1996)
                                                  March 31,   March 31,    to March 31,
                                                    1998        1997           1998
                                                  ---------   ---------  ----------------
Cash flows from operating activities:
  Net loss                                        $ (96,547)  $(45,076)     $ (613,455)
  Adjustments to reconcile net income to
    net cash used by operating activities:
    Minority interest                                  (240)       -              (720)
    Depreciation and amortization                     2,127        110          15,624
    Gain on disposition of Tercero                      -          -           (15,679)
    Issuance of common stock for services               -          -            38,200
    Sale of Tercero - assignment of payables            -          -            55,678
    Increase in deposits                            (18,500)       -           (43,594)
    Increase in trademarks                              -          -            (6,232)
    Increase in accounts payable                        -       10,968          13,152
    Increase (decrease) in accrued expenses          (6,000)       -            20,000
    Increase in accrued interest                        -          -             7,000
                                                  ---------   --------      ----------

    Net cash used by operating activities          (119,160)   (33,998)       (530,026)
                                                  ---------   --------      ----------

Cash flows from investing activities:
  Tercero acquisition/sale                              -          -           (49,999)
  DSDS acquisition                                      -          -           (61,000)
  Capital expenditures                                  -          450         (15,420)
                                                  ---------   --------      ----------

    Net cash used by investing activities               -          450        (126,419)
                                                  ---------   --------      ----------

Cash flows from financing activities:
  Proceeds from notes to shareholders                   -          -            73,000
  Proceeds from note receivable from shareholder        -          -               150
  Payments on note payable to shareholder               -          -            (3,000)
  Exercise of options                                   -       30,000          30,000
  Issuance of common stock                           58,000    261,000         915,200
                                                  ---------   --------      ----------

    Net cash provided by financing activities        58,000    291,000       1,015,350
                                                  ---------   --------      ----------

Net increase in cash                                (61,160)   257,452         358,905

Cash, beginning of period                           420,065      8,968             -
                                                  ---------   --------      ----------

Cash, end of period                               $ 358,905   $266,420      $  358,905
                                                  =========   ========      ==========

                See accompanying notes to financial statements

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
             Notes to Unaudited Consolidated Financial Statements
                                 March 31, 1998


1.   Organization and summary of significant accounting policies
----------------------------------------------------------------

     Organization
     ------------

     CPC of America, Inc., a Nevada corporation ("CPC" or the "Company"), was formed on April 11, 1996 to manufacture and distribute external counterpulsation medical devices and own controlling interests in various management service organizations ("MSO"s) and medical services companies. The Company is classified as a development stage company because its principal activities involve obtaining capital and rights to certain technology, and conducting research and development activities.

     Principles of consolidation
     ---------------------------

     The accompanying consolidated financial statements include the amounts of the Company and its majority-owned subsidiary DSDS (80%). All significant intercompany transactions and balances have been eliminated in consolidation.

     Interim periods
     ---------------

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results for any future period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-SB for the year ended December 31, 1997.

                                      F-16
                                                                     (continued)

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
             Notes to Unaudited Consolidated Financial Statements


2.   Shareholders' equity
-------------------------

     Common stock
     ------------

     In March 1997, the Company offered in a private placement memorandum 35 units at $29,000 per unit. Each unit consists of 20,000 shares of common stock and warrants to purchase 40,000 shares of common stock exercisable at $1.75 per share from February 10, 1999 until December 31, 2000. As of March 31, 1998, the Company sold 34 units, including 3 units in conversion of notes payable. An investor converted a note with a balance of $70,000 and related accrued interest of $7,000 into 3 units, and the Company received $10,000 cash for the balance. No value was allocated to the warrants because the exercise price was above market price at the time of issuance.

     In the first quarter of 1998 the Company sold 2 units (40,000 shares) for $58,000.

     In July 1997, the Company amended the number of common shares authorized from 10,000,000 to 20,000,000 and authorized 5,000,000 shares of preferred stock at $.001 par value of which no shares are currently issued or outstanding.

     In June 1998, the Company effected a two-for-one stock split, decreasing the par value to $.0005 per share. The number of authorized shares remained at 20,000,000. All share information reported in this 10-QSB has been adjusted to reflect the two-for-one stock split.

                                      F-17
                                                                     (continued)

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
             Notes to Unaudited Consolidated Financial Statements


2.   Shareholders' equity (continued)
-------------------------------------

     Stock options
     -------------

     The Company has granted options to purchase its common stock to its founders. The option prices at the time of grant were at or above the fair value of the Company's common stock. A summary of stock option activity follows (the number of shares has been adjusted for the two-for-one stock split):

                                                     Exercise
                                      Number of        Price
                                       Options       Per Share      Expiration
                                      ---------    -------------    -----------
Inception (April 11, 1996)                  -                -              -

Granted                               4,420,000    $1.125 - 1.25    1997 - 2006
                                      ---------    -------------

Outstanding at December 31, 1996      4,420,000    $1.125 - 1.25    1997 - 2006
                                                   -------------

Exercised                               (26,666)      $1.125
Expired                                (200,000)      $1.175
                                      ---------    -------------    -----------

Outstanding at December 31, 1997      4,193,334    $1.125 - 1.25       2006

Outstanding at March 31, 1998         4,193,334    $1.125 - 1.25       2006
                                      =========    =============    ===========

Exercisable at March 31, 1998         4,193,334
                                      =========

3.   Subsequent event - Employment agreements
---------------------------------------------

     In April 1998, the Company entered into an employment agreement with its President and CEO, and a consulting agreement under similar terms with its financial advisors, a related party, for five years with a five year extension option. The latter consulting agreement replaces the original agreement held with the Company's financial advisors. The agreements provide for annual base salaries of $120,000 plus bonus to be paid when the Company begins recording revenues. Options to purchase 1,000,000 shares of common stock at an exercise price of $2.50 exercisable for ten years were also granted under each agreement, with an additional 1,000,000 options to be granted if the agreements are extended for an additional five year term. The options vest and become exercisable in five equal installments of 200,000 shares each year starting on the grant date.

                                      F-18
                                                                     (continued)

                      CPC OF AMERICA, INC. AND SUBSIDIARY
                         (A Development Stage Company)
             Notes to Unaudited Consolidated Financial Statements


4.   Subsequent events - Letter of intent
------------------------------------------

     In June 1998, the Company entered into a letter of intent with Medical Resources Technologies Ltd. ("MRT") to buy CarePoint Network Inc. The acquisition will provide management service organization functions for the Company and MRT.


5.   Subsequent event - Organization of HeartMed, LLC
-----------------------------------------------------

     On August 14, 1998, the Company and Partner Provider Health, Inc. ("PPH"), a company engaged in the business of providing specialized support services to regional organizations of health care providers, organized a Delaware limited liability company under the name HeartMed, LLC ("HeartMed"). HeartMed has been organized to provide managed health care and related practice management in the area of cardiology disease management. PPH shall be the managing member of HeartMed. PPH and the Company will share in both the capitalization of HeartMed and its profits, losses and distributions on a 51/49% basis.

PART III
--------

ITEM 1.  INDEX TO EXHIBITS                                                 PAGE
                                                                           ----

     3.1*   Articles of Incorporation of the Company.

     3.2*   Bylaws of the Company.

     3.3    Amendment to Articles of Incorporation.

     4.1*   Specimen of Common Stock Certificate.

     10.1*  Consulting Agreement between the Company and CTM Group, Inc.

     10.2* Stock Purchase Agreement between the Company and DSDS Group, Inc. dated July 25, 1997.

     10.3* Employment Agreement dated April 23, 1998 between the Company and Rod A. Shipman.

     10.4 Operating Agreement dated August 21, 1998 between the Company and Partner Provider Health, Inc.

     10.5* Consulting Agreement dated April 23, 1998 between the Company and CTM Consulting Group, Inc.

     21.1 The Company has two subsidiaries, CPCA 2000, Inc., a Nevada corporation, and DSDS Group, Inc., a Florida corporation.

     27.1   Financial Data Schedule.

____________________

*  Previously filed.

                                  SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CPC OF AMERICA, INC.,
                                       a Nevada corporation


Date:  August 14, 1998                 By: /s/ ROD A. SHIPMAN
                                           ----------------------------------
                                           Rod A. Shipman, President